Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(UNAUDITED)

	Three Months Ended		Six Months Ended
	May 31,		May 31,
	2008	2007	2008	2007

Item 6.

Weighted average shares outstanding — Basic	7,054,442	7,006,882	7,054,442	7,004,643
Net effect of dilutive stock Options—based on the treasury stock method using average market	13,643	79,911	16,432	85,931

Weighted average shares outstanding — Diluted	7,068,085	7,086,793	7,070,874	7,090,574

Net Income (Loss)	$790,692	$1,292,921	$1,134,375	$1,765,669

Per share amount
Basic	$0.11	$0.18	$0.16	$0.25
Diluted	$0.11	$0.18	$0.16	$0.25